FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004
Commission File Number 1-31318

Gold Fields Limited

(Translation of registrant's name into English)

24 St. Andrews Rd.
Parktown, 2193
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under
cover Form 20-F or Form 40-F.
Form 20-F..x... Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form,
the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... No ..x...

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82- _____



Gold Fields Limited
(Incorporated in the Republic of South Africa)
Registration number 1968/004880/06
JSE code: GFI   ISIN: ZAE000018123
("Gold Fields" or the "company")

INITIAL RESPONSE BY BOARD OF DIRECTORS OF GOLD FIELDS TO OFFER BY HARMONY GOLD MINING COMPANY LIMITED FOR GOLD FIELDS

Introduction

Shareholders of Gold Fields ("shareholders") are referred to the announcement published yesterday, Monday, 18 October 2004, by Harmony Gold Mining Company Limited ("Harmony") in which it announced the terms of a proposed merger between the two companies, subject to the fulfilment of certain conditions precedent (the "Announcement"). Through making the Announcement, Harmony has stated that it has irrevocably committed to offer to acquire the entire issued share capital of Gold Fields in terms of Section 440 of the Companies Act, 1973 (Act 61 of 1973), as amended, in return for the issue of new ordinary shares in Harmony ("Harmony consideration shares"). In order to implement the offer, Harmony is extending two consecutive offers, the early settlement offer and the subsequent offer (collectively, the "Offer") to shareholders to acquire all of their ordinary shares in Gold Fields ("Gold Fields shares").

Terms of Offer

In terms of:

- the early settlement offer, Harmony has made an initial offer to acquire up to 34.9% of the entire issued share capital of Gold Fields subject to:

  – the passing and, where applicable, registration, of the ordinary and special resolutions required, inter alia, to increase Harmony's share capital, to enable Harmony to implement the Offer and to issue the Harmony consideration shares (the "Harmony resolutions"); and

  – the registration statement with respect to the Harmony consideration shares to be issued in the United States of America having been declared effective by the Securities and Exchange Commission ("SEC");

- the subsequent offer, being an immediate follow-on offer on the same terms as the early settlement offer, Harmony has made an offer for the balance of the entire issued share capital of Gold Fields not already acquired by Harmony under the early settlement offer subject to:

  – the passing and, where applicable, registration of the Harmony resolutions;

  – Harmony receiving valid acceptances of the subsequent offer from shareholders in respect of in excess of 50% of the entire issued share capital of Gold Fields (including those Gold Fields shares acquired by Harmony under the early settlement offer and those Gold Fields shares in respect of which Norilsk Nickel has irrevocably undertaken to accept the subsequent offer);

  – the proposed transaction with IAMGold Corporation Inc ("IAMGold" transaction) not being implemented for whatever reason including, inter alia, shareholders failing to approve the proposed IAMGold transaction at the general meeting convened for such purpose;

  – the proposed merger being approved by the South African Competition Authorities under the Competition Act, 1998 (Act 89 of 1998), as amended;

  – the registration statement with respect to the Harmony consideration shares in the US Offer having been declared effective by the SEC; and

  – the approval of all regulatory authorities whose approval is required for the implementation of the proposed merger.

The consideration payable by Harmony in terms of the Offer is:

for each Gold Fields share — 1.275 new Harmony shares,

for each Gold Fields ADS — 1.275 new Harmony ADSs,

(the "proposed share exchange ratio").

Shareholders are advised that the Board of Directors of Gold Fields will consider the advice to be received from its independent financial advisors, Goldman Sachs International and JPMorgan, and is currently forming its own view and recommendation regarding the Offer, the substance of which will be made known to shareholders in due course. The preliminary view of the Board of Directors however is that the Offer is not in line with Gold Fields' stated strategy or in the interests of Gold Fields' shareholders. In coming to these conclusions the following considerations, amongst others, have been taken into account:

– Harmony has stated that its proposal will be subject to Gold Fields not proceeding with the proposed merger of its international assets with IAMGold Corporation Inc.. The Board of Gold Fields continues to firmly believe that the IAMGold transaction is in the best interests of shareholders as it provides an international platform for aggressive growth with full access to international debt and capital markets. It unlocks the intrinsic value of Gold Fields' international assets and places control of a global growth vehicle firmly in South African hands. The see through value of Gold Fields' International assets has increased by more than USD0.5bn from announcement of the IAMGold transaction till Friday 15th October close.

– The implied premium in the proposal, based on the closing price of Gold Fields' ADSs in New York on Friday 15 October was 7%. The implied premium based on current trading levels is negligible. Based on the Board of Gold Fields' perception of relative fundamental value the proposed exchange ratio vastly overvalues Harmony's asset contribution to any potential combination. Over the past year the cost per Kilogram performance of Harmony has significantly lagged that of Gold Fields.

The Board of Gold Fields therefore believes that the proposal significantly undervalues Gold Fields' high quality portfolio of assets and completely disregards the significant value that will be created from the IAMGold transaction.

The Board of Gold Fields urges shareholders to continue to support Gold Fields' stated strategy of pursuing the IAMGold transaction.

Further Announcements

The views of the company's independent financial advisors and of the Board of Directors will be made known to shareholders shortly. Shareholders will be advised accordingly, inter alia, by means of SENS and press announcements.

Johannesburg
19 October 2004

Joint financial advisers to Gold Fields	Corporate law advisers and consultants to Gold Fields	Sponsor to Gold Fields

   

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLD FIELDS LIMITED

Date: 25 October 2004

By:

Name: Mr W J Jacobsz
Title: Senior Vice President: Investor Relations and Corporate Affairs